Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

among

EXCELSIOR UNION LIMITED,

SOLID UNION LIMITED

and

MINDRAY MEDICAL INTERNATIONAL LIMITED

Dated as of November 4, 2015

i

ii

iii

Section 9.10 Amendment	66
Section 9.11 Waiver	66
Section 9.12 Confidentiality	66
Section 9.13 Headings	67
Section 9.14 Counterparts	67

ANNEX A Plan of Merger

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AGREEMENT AND PLAN OF MERGER, dated as of November 4, 2015 (this “Agreement”), among Excelsior Union Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Solid Union Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and Mindray Medical International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as amended, consolidated and revised) (the “CICL”), the parties hereto will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the special committee of the Company Board (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its shareholders (other than the holders of the Excluded Shares (as defined below)), and declared it advisable, to enter into this Agreement and the Plan of Merger (as defined below), (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend the approval and authorization of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company at the Shareholders’ Meeting (as defined below);

WHEREAS, the board of directors of each of Parent (on behalf of Parent itself and as sole shareholder of Merger Sub) and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger;

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of Quiet Well Limited, New Dragon (No. 12) Investments Limited, New Phoenix Limited and City Legend Limited (collectively, the “Rollover Shareholders” and each, a “Rollover Shareholder”) have executed and delivered to Parent and Supreme Union Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and the sole shareholder of Parent (“Holdco”), a support agreement, dated as of the date hereof (each a “Support Agreement” and collectively the “Support Agreements”), providing that, among other things, the Rollover Shareholders will (i) vote their Shares (the “Rollover Shares”) in favor of the approval of this Agreement, the Plan of Merger and the Transactions and (ii) agree to receive no consideration for the cancellation of the Rollover Shares in accordance with this Agreement; and

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WHEREAS, as a condition to and inducement of the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company a limited guaranty by the Rollover Shareholders (each as a guarantor) and Mr. Xiting Li, Mr. Hang Xu and Mr. Minghe Cheng as their respective beneficial owner (each a “Beneficial Owner”), dated as of the date hereof, in favor of the Company to guarantee the discharge of certain payment obligations of Parent under this Agreement (the “Guaranty”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) under the laws of the Cayman Islands as a wholly-owned subsidiary of Parent.

Section 1.02 Closing; Closing Date. Unless otherwise mutually agreed in writing between the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Beijing time) at the offices of Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong as soon as practicable after, and in any event no later than the fifth Business Day immediately following, the day on which the last to be satisfied or, if permissible, waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement (such date being the “Closing Date”).

Section 1.03 Effective Time. Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A and the parties shall file the Plan of Merger and other documents required under the CICL to register the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL. The Merger shall become effective upon such filing or the date within 90 days of the date of registration of the Plan of Merger by the Registrar of Companies of the Cayman Islands, as specified in the Plan of Merger, in accordance with the CICL (the “Effective Time”).

Section 1.04 Effect of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Plan of Merger and in the applicable provisions of the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the CICL.

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Section 1.05 Memorandum and Articles of Association of Surviving Corporation. At the Effective Time, without any further action on the part of the parties hereto, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Corporation until thereafter amended as provided by law or by such memorandum and articles of association; provided, however, that, at the Effective Time (i) all references to the name “Solid Union Limited” in the memorandum and articles of association of the Surviving Corporation shall be amended to “Mindray Medical International Limited” and (ii) references therein to the authorized share capital of the Surviving Corporation shall be amended as necessary to correctly describe the authorized share capital of the Surviving Corporation as approved in the Plan of Merger.

Section 1.06 Directors and Officers. The parties hereto shall take all actions necessary so that from and after the Effective Time, (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation as set out in the Plan of Merger, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Corporation.

ARTICLE II

EFFECT ON ISSUED SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.01 Effect of Merger on Issued Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a)          each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares, and Class A Shares represented by ADSs (as defined below)) shall be cancelled and cease to exist, in exchange for the right to receive US$28.0 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner set forth in Section 2.04;

(b)          each American Depositary Share, representing one (1) Class A Share (an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) shall be cancelled in exchange for the right to receive US$28.0 in cash per ADS without interest (the “Per ADS Merger Consideration”), pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement (as defined below). Each Class A Share represented by such ADSs shall be cancelled and cease to exist, in exchange for the right of the Depositary, as the registered holder thereof, to receive the Per Share Merger Consideration, which the Depositary will distribute to the holders of ADSs as the Per ADS Merger Consideration pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement. In the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail;

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(c)          each of the Excluded Shares and ADSs representing the Excluded Shares, including, for the avoidance of doubt, each Rollover Share, shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor;

(d)          each of the Dissenting Shares shall be cancelled and shall thereafter represent only the right to receive the applicable payments set forth in Section 2.03; and

(e)          each ordinary share, par value HK$0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value HK$0.001 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only issued and outstanding share capital of the Surviving Corporation. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation, which shall be reflected in the register of members of the Surviving Corporation.

Section 2.02 Share Incentive Plans; Outstanding Company Equity Awards.

(a)          At or immediately prior to the Effective Time, the Company shall (i) terminate the Share Incentive Plans, and any relevant award agreements applicable to the Share Incentive Plans, and (ii) cancel each Company Equity Award that is then outstanding and unexercised, whether or not vested or exercisable.

(b)          At or immediately prior to the Effective Time, each outstanding and unexercised Company Option granted under the Share Incentive Plans shall be cancelled, and (i) each holder of the Company Options (other than the Rollover Shareholders) shall have the right to receive from the Surviving Corporation as soon as practicable following the Effective Time an amount in cash determined by multiplying (x) the product obtained by multiplying (x) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price of such Company Option by (y) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such Company Option in full immediately prior to the Effective Time. For the avoidance of doubt, if the exercise price of any Company Option is equal to or greater than the Per Share Merger Consideration, the holder of such Company Option shall not be entitled to receive any payment with respect to such Company Option, and (ii) all Company Options held by the Rollover Shareholders, if any, shall be treated as set forth in the Support Agreements.

(c)          At or immediately prior to the Effective Time, each Restricted Share and each RSU granted under the Share Incentive Plans shall be cancelled, and

(i)          each holder of Restricted Shares and RSUs that are vested on or prior to January 1, 2016 and each member of the Special Committee who holds Restricted Shares and RSUs that are not vested on or prior to January 1, 2016 shall have the right to receive from the Surviving Corporation as soon as practicable following the Effective Time an amount in cash determined by multiplying (x) the Per Share Merger Consideration by (y) the number of Shares subject to such Restricted Shares and RSUs;

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(ii)         each holder (other than any member of the Special Committee) of Restricted Shares that are not vested on or prior to January 1, 2016 and are cancelled at the Effective Time shall receive as soon as practicable following the Effective Time the same number of restricted shares of Holdco, subject to adjustment based on the capitalization of Holdco to reflect the same ownership percentage in the Company, with the same vesting schedule and other key terms as those of such Restricted Shares; and

(iii)        each holder (other than any member of the Special Committee) of RSUs that are not vested on or prior to January 1, 2016 and are cancelled at the Effective Time shall receive as soon as practicable following the Effective Time the same number of restricted share units of Holdco, subject to adjustment based on the capitalization of Holdco to reflect the same ownership percentage in the Company, with the same vesting schedule and other key terms as those of such RSUs.

(d)          At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions which are reasonably necessary, including, if necessary, obtaining the consent of the individual holders of Company Equity Awards, to effectuate the provisions of this Section 2.02. As promptly as reasonably practicable following the date hereof, the Company shall deliver written notice to each holder of Company Equity Awards, informing such holder of the treatment of such Company Equity Awards contemplated by this Agreement.

Section 2.03 Dissenting Shares.

(a)          Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares outstanding immediately prior to the Effective Time and held by holders who have validly given a written objection with respect to the Merger pursuant to Section 238(2) of the CICL and not withdrawn or lost their dissenter’s rights pursuant to the CICL (whether due to its failure to comply with any procedural requirements of Section 238 of the CICL or otherwise) (the “Dissenting Shareholders”, and such Shares, the “Dissenting Shares”) shall be cancelled at the Effective Time and not be converted into the right to receive the Per Share Merger Consideration, and the Dissenting Shareholders shall instead be entitled to receive only the payment resulting from the procedure in Section 238 of the CICL with respect to their Dissenting Shares; provided, however, that all Shares held by former Dissenting Shareholders who shall have effectively withdrawn or lost their dissenter’s rights under the CICL shall cease to be Dissenting Shares and shall be deemed to have been cancelled and converted into, and to have become exchanged for, as of the Effective Time, the right to receive the Per Share Merger Consideration, without interest thereon, in the manner provided in Section 2.04.

(b)          The Company shall give Parent (i) prompt notice of any notices of objection, notices of dissent or demands for appraisal received by the Company, attempted withdrawals of such notices or demands, and any other instruments served pursuant to applicable Law and received by the Company relating to its shareholders’ rights to dissent from the Merger and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the CICL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

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(c)          In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2) of the CICL, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to Section 238(4) of the CICL within five (5) days of the Requisite Company Vote (as defined below) at the Shareholders’ Meeting.

Section 2.04 Surrender and Payment, etc.

(a)          Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company which shall be reasonably acceptable to the Special Committee to act as paying agent (the “Paying Agent”) for purposes of paying the holders of Shares and the ADSs. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited with the Paying Agent, for the benefit of the holders of the Shares and the ADSs, a cash amount in immediately available funds, which together with the Deposited Available Cash, shall be sufficient for the Paying Agent to make payments under Sections 2.01, 2.02 and 2.03 (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”, and in case of payments under Section 2.03, an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration). For the avoidance of doubt, if any shareholder who has taken any step to exercise its dissenter’s rights pursuant to Section 238 of the CICL (e.g., the giving of a written objection pursuant to Section 238(2) of the CICL) subsequently withdraws or loses its dissenter’s rights pursuant to the CICL (whether due to its failure to comply with any procedural requirements of Section 238 of the CICL or otherwise) with respect to any Dissenting Shares, (i) such Shares shall not be subject to Section 2.03 and (ii) Parent or the Surviving Corporation shall promptly deposit or cause to be deposited cash in immediately available funds into the Exchange Fund in an amount equal to the product of (x) the number of Shares for which such Shareholder has lost its dissenter’s rights pursuant to the CICL and (y) the Per Share Merger Consideration. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to this Section 2.04. Parent or the Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, incurred by it in connection with the exchange of Shares pursuant to this Article II.

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(b)          Exchange Procedures. Promptly after the Effective Time (and in any event within (x) five (5) Business Days in the case of registered holders and (y) three (3) Business Days in the case of the Depository Trust Company on behalf of beneficial holders holding through brokers, nominees, custodians or through a third party), the Surviving Corporation shall cause the Paying Agent to mail (or in the case of the Depository Trust Company, deliver), to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal in customary form for a Cayman Islands incorporated company specifying the manner in which the delivery of the Exchange Fund to registered holders of Shares (other than Excluded Shares) shall be effected, such letter of transmittal to be in such form and have such other provisions as Parent and the Company (upon recommendation of the Special Committee) may reasonably agree; and (ii) instructions for effecting the surrender of share certificates representing the Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)), or non-certificated Shares represented by book entry ( the “Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Promptly after a Dissenting Shareholder has effectively withdrawn or lost his, her or its appraisal rights under the CICL, Parent shall cause the Paying Agent to mail to such Dissenting Shareholder such letter of transmittal and instructions. Upon surrender of, if applicable, any Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check in the amount equal to (x) the number of Shares (other than Excluded Shares) represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company (upon recommendation of the Special Committee) shall establish procedures with the Paying Agent and the Depositary (as defined below) to ensure that (i) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per ADS Merger Consideration and (ii) the Depositary will distribute the Per ADS Merger Consideration to ADS holders (other than with respect to ADSs representing Excluded Shares) pro rata to their holdings of ADSs upon surrender by them of the ADSs. Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expense of the Depositary and government charges (including any ADS cancellation or termination fee payable in accordance with the Deposit Agreement, but excluding withholding Taxes if any) due to or incurred by the Depositary in connection with the cancellation of the ADSs surrendered and distribution of the Per ADS Merger Consideration to ADS holders. No interest will be paid or accrued on any amount payable in respect of the Shares or ADSs. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates (if any) which immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(c)          Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in exchange for an affidavit of loss in respect of such lost, stolen or destroyed Share Certificate, an amount equal to the Per Share Merger Consideration multiplied by the number of Shares (other than the Excluded Shares or the Dissenting Shares) represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01.

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(d)          Untraceable Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details prior to the Effective Time. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed or, (y) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or, (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Dissenting Shareholders and holders of Shares or ADSs who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Corporation.

(e)          Adjustments to Merger Consideration. The Per Share Merger Consideration, the Per ADS Merger Consideration and any other amounts payable pursuant to this Agreement shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time, but excluding any change that results from any exercise of options outstanding as of the date hereof to purchase Shares or the vesting of any restricted shares granted under the Company’s share option, incentive or compensation plans or arrangements.

(f)          Investment of Exchange Fund. The Paying Agent shall invest the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation, provided that such investments shall be in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, or (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Article II shall be returned to the Surviving Corporation or Parent (as directed by Parent). To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Sections 2.01, 2.02 and 2.03, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Sections 2.01, 2.02 and 2.03.

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(g)          Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for nine (9) months after the Effective Time shall be delivered to the Surviving Corporation upon demand by the Surviving Corporation. Any holders of Shares and ADSs (other than Excluded Shares) who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the cash amount to which such holder is entitled pursuant to this Article II without interest thereon.

(h)          No Liability. None of the Paying Agent, the Rollover Shareholders, Parent, the Surviving Corporation or any other person shall be liable to any former holder of Shares for any such Shares (including Class A Shares represented by ADSs) (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i)          Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of Parent, the Surviving Corporation, the Paying Agent and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs or Company Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any applicable Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation, the Paying Agent or the Depositary, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs or Company Equity Awards in respect of which such deduction and withholding was made by Parent, the Surviving Corporation, the Paying Agent or the Depositary, as the case may be.

Section 2.05 No Transfers. The Per Share Merger Consideration paid in respect of the Shares (including Class A Shares represented by ADSs) upon the surrender for exchange of Share Certificates or for Uncertificated Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Share Certificates or Uncertificated Shares, and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Shares (including Class A Shares represented by ADSs) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, any Share Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and (except for Excluded Shares) exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this Article II.

Section 2.06 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to The Bank of New York (the “Depositary”) to terminate the deposit agreement, dated September 25, 2006 and amended on September 29, 2010, between the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

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Section 2.07 Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the CICL.

Section 2.08 No Further Dividends. No dividends or other distributions with respect to share capital of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Share Certificates.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Reports (as defined below) prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding disclosures in the Company SEC Reports contained in the “Risk Factors” and “Forward Looking Statements” sections to the extent they are general, nonspecific, forward-looking or cautionary in nature, in each case, other than specific factual information contained therein), or (b) for any matters with respect to which any Beneficial Owner has actual knowledge, after due inquiry, as an inducement to Parent and Merger Sub to enter into this Agreement, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.01 Organization and Qualification.

(a)          Each Group Company is a legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted. Each Group Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be duly qualified, licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Except for the Company’s Subsidiaries disclosed in the Company SEC Reports, as of the date hereof (i) there are no other corporations, partnerships, joint ventures, associations, or entities through which any Group Company conducts business, or other entities in which a Group Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and (ii) no Group Company is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership, or similar arrangement.

Section 3.02 Memorandum and Articles of Association. The Company has heretofore furnished to Parent a true, complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of each Group Company. Such memorandum and articles of association or equivalent organizational documents are in full force and effect. No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

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Section 3.03 Capitalization.

(a)          The authorized share capital of the Company consists of 4,000,000,000 Class A Shares of a par value of HK$0.001 per share, 1,000,000,000 Class B Shares of a par value of HK$0.001 per share and 1,000,000,000 shares of any class or series of preferred shares to be designated by the Company Board pursuant to the memorandum and articles of association of the Company.  As of the date of this Agreement, (i) 89,209,116 Class A Shares and 29,119,907 Class B Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) no Shares are held in the treasury of the Company, and (iii) 546,293 Class A Shares represented by ADSs are reserved for future issuance pursuant to outstanding Company Equity Awards granted pursuant to the Share Incentive Plans.  Except as set forth in this Section 3.03, there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights or other rights, agreements, arrangements or commitments of any character to which any Group Company is bound relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue or sell any shares or securities of, or other equity interests in, any Group Company.  The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b)          Each grant of Company Equity Award was validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the financial statements of the Company contained in the Company SEC Reports in accordance with GAAP consistently applied. Except as required pursuant to the Share Incentive Plans or award agreements evidencing Company Equity Awards, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Equity Award as a result of the Transactions.

(c)          All Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has made available to Parent accurate and complete copies of (x) the Share Incentive Plans pursuant to which the Company has granted the Company Equity Awards that are currently outstanding, and (y) the form of all award agreements evidencing such Company Equity Awards.

(d)          There are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any share capital or registered capital, as the case may be, of any Group Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries or any other person.

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(e)          The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and each other entity in which any Group Company owns any non-controlling equity interest is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and each such other entity is owned by the relevant Group Company free and clear of all Liens and encumbrances, except Permitted Encumbrances. Such Group Company has the unrestricted right to vote, and (subject to limitations imposed by applicable Law) to receive dividends and distributions on, all such equity securities.

Section 3.04 Authority Relative to This Agreement; Fairness.

(a)          The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the Requisite Company Vote, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions, in each case, subject only to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting (the “Requisite Company Vote”) in accordance with Section 233(6) of the CICL. The Depositary is obligated pursuant to the Deposit Agreement to vote all Class A Shares represented by ADSs in accordance with the instructions of holders of such corresponding ADSs on the applicable record date for determining the entitlement of holders to give instructions for the exercise of the voting rights pertaining to such Shares. The Company has delivered to Parent a true, correct and complete copy of the resolutions of the Company Board authorizing the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions certified by the Secretary of the Company Board; such resolutions are and remain in full force and effect and, no action has been taken or proposed to modify, amend or rescind such resolutions in whole or in part in any manner. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b)          The Special Committee comprises three (3) members of the Company Board who are not affiliated with Parent or Merger Sub and are not members of the Company’s management. The Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that it is in the best interests of the Company and its shareholders (other than the holders of the Excluded Shares), and declared it advisable, to enter into this Agreement and the Plan of Merger, (ii) approved the execution, delivery and performance by the Company of this Agreement and the Transactions, and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the Transactions to the holders of Shares (other than the holders of the Excluded Shares) (the “Company Recommendation”). The Company Board, acting upon the unanimous recommendation of the Special Committee, has directed that this Agreement, the Plan of Merger and the Transactions be submitted to holders of Shares for approval.

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(c)          The Special Committee has received the written opinion of Lazard Asia (Hong Kong) Limited (the “Financial Advisor”), to the effect that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration to be received by holders of Shares (other than the Excluded Shares and the Dissenting Shares) and the Per ADS Merger Consideration to be received by holders of ADSs (other than ADSs representing the Excluded Shares) are fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent promptly after the execution of this Agreement for informational purposes only. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.

Section 3.05 No Conflict; Required Filings and Consents.

(a)          The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, except for any such conflicts or violations as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance, except Permitted Encumbrance, on any property or asset of any Group Company pursuant to, any Contract or obligation to which any such Group Company is a party or by which such Group Company or any property or asset of such Group Company is bound or affected, except for any such breach or default as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, the furnishing of a Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) any filings or regulatory approvals in compliance with the rules and regulations of the New York Stock Exchange (“NYSE”), (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL, (iv) for any anti-trust filings or clearances in applicable jurisdictions, including the Russian Antitrust Clearance, and (v) such other consent, approval, authorization, permit, filing or notification the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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Section 3.06 Permits; Compliance with Laws.

(a)          Each Group Company and its employees are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders issued by any appropriate Governmental Authority necessary for such Group Company to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted (the “Material Company Permits”) and no suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened, except, in each case, where the failure to be in possession of a Material Company Permit or the suspension or cancellation of any Material Company Permit would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          No Group Company is in conflict with, or in default, breach or violation of (i) any Law applicable to it (including without limitation, (A) any Laws applicable to its business, (B) any Tax Laws, and (C) any Laws related to the protection of personal data) or by which any of its share, security, equity interest, property or asset is bound or affected, or (ii) any Contract, Material Company Permit or obligation to which it is a party or by which it or any of its share, security, equity interest, property or asset is bound except, in each case, for any conflict, default, breach or violation as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no Group Company has received any notice or communication of any material non-compliance with any applicable Laws that has not been cured, except for any non-compliance, defaults, breach or violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.07 SEC Filings; Financial Statements.

(a)          The Company has filed all forms, reports and documents required to be filed by it with the SEC since September 6, 2006 (the “Applicable Date”) (the forms, reports and other documents filed since the Applicable Date and those filed subsequent to the date hereof, including any amendments thereto, collectively, the “Company SEC Reports”). The Company SEC Reports (i) at the time they were filed and, if amended, as of the date of such amendment, complied as to form in all material respects with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any form, report or other document with the SEC.

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(b)          Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations, and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, Regulation S-X of the SEC and the rules and standards of the Public Company Accounting Oversight Board, except as may be noted therein.

(c)          Except as and to the extent set forth on the audited annual report of the Group Companies filed with the SEC on April 16, 2015, including the notes thereto (the “Annual Report”), no Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any liability or obligation of any nature (whether accrued, absolute, determined, determinable, contingent or otherwise), in each case that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries, except for liabilities and obligations (x) incurred in the ordinary course of business consistent with past practice in the past three years, (y) incurred pursuant to this Agreement or in connection with the Transactions, or (z) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)          The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes Oxley Act of 2002) with respect to any Company SEC Report. The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) reasonably designed and maintained to ensure that all material information concerning the Company and its Subsidiaries required to be included in reports filed under the Exchange Act is made known on a timely basis to the chief executive officer and chief financial officer or other persons performing similar functions.

(e)          The Company maintains and will continue to maintain internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed periodic report under the Exchange Act, and based on such evaluation, the Company’s certifying officer concluded that such disclosure controls and procedures are effective.

(f)          The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

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Section 3.08 Proxy Statement. The Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 relating to the authorization and approval of this Agreement and the Transactions by the shareholders of the Company shall not, (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting, contain any statement which, at the time and in the light of the circumstances under which it is made, is misleading with respect to any material fact of the Company, or which omits to state any material fact of the Company necessary in order to make the statements therein not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders’ Meeting or any subject matter which has become misleading, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact of the Company or omit to state a material fact of the Company necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.09 Absence of Certain Changes or Events. Since January 1, 2015, except as expressly contemplated by this Agreement, (a) each Group Company has conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice (except for actions taken or not taken in connection with the Transactions), and (b) there has not been any Company Material Adverse Effect.

Section 3.10 Absence of Litigation. As of the date hereof, there is no litigation, suit, claim, action, demand, audit, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened in writing against any Group Company or any property or asset of any Group Company, before any Governmental Authority, except for any such Action that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11 Labor and Employment Matters.

(a)          To the knowledge of the Company, there are no material controversies pending or, to the knowledge of the Company, threatened between any Group Company and its employees, contractors, subcontractors, agents or other persons engaged by it in connection with their businesses (collectively, “Company Personnel”). No Group Company is a party to or bound by any collective bargaining agreement or other labor union contract applicable to persons employed by it, there are no labor unions, works councils or other organizations representing or purporting to represent any Company Personnel, nor are there any organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could affect any Group Company. There are no unfair labor practice complaints pending or threatened against any Group Company before any Governmental Authority, except for any such pending or threatened complaints that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no strike, slowdown, work stoppage or lockout, or similar activity or, to the knowledge of the Company, the threat thereof, by or with respect to any Company Personnel nor has there been any such occurrence during the past five (5) years.

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(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Group Company is in compliance with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, Social Security Benefits, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority; (ii) each Group Company has withheld and paid in full to the appropriate Governmental Authority, or is holding for payment not yet due to such Governmental Authority, all amounts required to be withheld from or paid with respect to Company Personnel (including the withholding and payment of all individual income taxes and contributions to Social Security Benefits payable), and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing; (iii) each Group Company has paid in full to all of its Company Personnel or adequately accrued for in accordance with GAAP consistently applied all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such Company Personnel and there is no claim with respect to payment of wages, salary, commission or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any persons currently or formerly employed or engaged by any Group Company; (iv) no Group Company is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to persons employed or engaged by it or their labor or employment practices; (v) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or threatened with respect to any Group Company; and (vi) there is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before any Governmental Authority in any jurisdiction in which any Group Company has employed or employ any person.

(c)          Except as otherwise specifically provided in this Agreement regarding the Company Equity Awards, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Employee Plans; (ii) increase any benefits otherwise payable under any of the Company Employee Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits. The Company is not obligated, pursuant to any of the Company Employee Plans, to grant any options or other rights to purchase or acquire Shares to any employees, consultants or directors of the Company after the date hereof.

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(d)          No Company Employee Plan or Company Employee Agreement exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the Transactions (whether alone or in connection with any subsequent event(s)), will entitle any Company Personnel to (i) compensation or benefits (including any severance payment or benefit) or any increase in compensation or benefits upon any termination of employment on or after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Employee Plans or Company Employee Agreements, or (iii) cause any Group Company to record additional compensation expense on its income statement with respect to any outstanding share option or other equity based award.

(e)          No Company Employee Plan has been or is subject to Title IV of the Employee Retirement Income Security Act of 1974, as amended.

Section 3.12 Real Property; Title to Assets.

(a)          With respect to each Owned Real Property: (i) the relevant Group Company has good and marketable title to such Owned Real Property, free and clear of all Liens and encumbrances, except Permitted Encumbrances, (ii) no Group Company has leased or otherwise granted to any person the right to use or occupy such Owned Real Property or any portion thereof, (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          (i) Each Lease is legal, valid, binding, enforceable and in full force and effect, (ii) the Group Companies’ possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed and, to the knowledge of the Company, there are no disputes with respect to such Lease, and (iii) neither any Group Company nor, to the knowledge of the Company, any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Group Companies have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Liens and encumbrances, except Permitted Encumbrances.

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Section 3.13 Intellectual Property. Each Group Company either owns or has the right to use (free and clear of any Liens, except for Permitted Encumbrances), all Intellectual Property material to the conduct of its business, which, as currently conducted, does not, to the knowledge of the Company, infringe upon or misappropriate the Intellectual Property rights or other proprietary rights, including rights of privacy, publicity and endorsement, of any third party. No claim has been asserted in writing to any Group Company or to the knowledge of any Group Company, has been threatened against any Group Company that the conduct of the business of any Group Company as currently conducted infringes upon or may infringe upon or misappropriates the Intellectual Property Rights of any third party. With respect to each item of Intellectual Property owned by any Group Company (“Company Owned Intellectual Property”), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) such Group Company is the owner of the entire right, title and interest in and to such Company Owned Intellectual Property and is entitled to use such Company Owned Intellectual Property in the continued operation of its respective business, (ii) to the knowledge of the Company, the Company Owned Intellectual Property is valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part, and (iii) to the knowledge of the Company, no person is engaging in any activity that infringes upon the Company Owned Intellectual Property. With respect to each item of Intellectual Property licensed to any Group Company (“Company Licensed Intellectual Property”), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the Company’s knowledge, such Group Company has the right to use such Company Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property, and (ii) to the knowledge of the Company, no party to any license of the Company Licensed Intellectual Property is in breach thereof or default thereunder. There are no pending or, to the knowledge of the Company, threatened Actions by any person alleging the validity, enforceability, ownership of or the right to use any Company Owned Intellectual Property or any Company Licensed Intellectual Property, except where such Action would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The consummation of the Transactions will not result in loss or impairment in any rights in or the restriction on direct or indirect transfer of any material Intellectual Property licensed to or owned by the Group Companies.

Section 3.14 Taxes.

(a)          Each Group Company has timely filed all Tax returns and reports required to be filed by it and has paid and discharged all Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings. All such Tax returns are true, accurate and complete. All material Taxes of each Group Company that are due and payable (whether or not shown on any Tax Return) have been timely paid. Each Group Company has properly and timely withheld, collected and deposited all Taxes that are required to be withheld, collected and deposited under applicable Law, and has otherwise materially complied with all Tax payments, withholding and reporting requirements. There are no Tax Liens upon any shares, securities, equity interests, property or assets of any Group Company except liens for current Taxes not yet due or liens for Taxes that are being contested in good faith by appropriate proceedings.

(b)          No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. No taxing authority has asserted in writing against any Group Company any deficiency or claim for any Taxes. No claim has been made in writing by a Governmental Authority since January 1, 2012 in a jurisdiction where any Group Company does not file Tax returns that such Group Company is or may be subject to taxation by that jurisdiction.

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Section 3.15 No Secured Creditors; Solvency.

(a)          No Group Company has any secured creditors holding a fixed or floating security interest.

(b)          No Group Company has taken any steps to seek protection pursuant to any bankruptcy law, nor does the Company have any knowledge that its creditors intend to initiate involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so. Each Group Company and the Group Companies on a consolidated basis are not, as of the date hereof, and after giving effect to the Transactions to occur at the Closing will not be, Insolvent.

Section 3.16 Material Contracts.

(a)          Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports that are available to Parent prior to the date hereof, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits to the Company’s most recently filed annual report on Form 20-F. Each contract of the type described in this Section 3.16(a) is referred to herein as a “Material Contract.”

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding agreement, and no Group Company is in material breach or violation of, or default under, any Material Contract, (ii) no Material Contract has been canceled by the other party; (iii) to the Company’s knowledge, no other party is in material breach or violation of, or default under, any Material Contract; (iv) no Group Company has received any claim of material default under any such Material Contract and, to the Company’s knowledge, no fact or event exists that could give rise to any claim of material default under any Material Contract; and (v) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Material Contract.

Section 3.17 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) each Group Company is in compliance with all applicable Environmental Laws and has obtained and possess all material permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect; (b)  no property currently owned or operated by any Group Company has been contaminated with or is releasing any Hazardous Substance in a manner that would reasonably be expected to require remediation or other action pursuant to any Environmental Law; (c) to the Company’s knowledge, no Group Company has received any written notice, demand, letter, claim or request for information alleging that any Group Company is in violation of or liable under any Environmental Law; and (d) no Group Company is subject to any order, decree or injunction with any Governmental Authority or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances. This Section 3.17 constitutes the only representations and warranties of the Company with respect to Environmental Law.

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Section 3.18 Insurance. The Group Companies maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Group Companies (taking into account the cost and availability of such insurance), including, but not limited to, directors and officers insurance, product liability insurance, property insurance and cargo insurance. The Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business. To the Company’s knowledge, none of the Group Companies (i) have received any written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies; or (ii) have been denied any insurance coverage which it has sought or for which it has applied.

Section 3.19 Anti-Takeover Provisions. The Company is not party to a shareholder rights agreement, “poison pill” or similar agreement or plan. No takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Laws enacted under any Laws applicable to the Company other than the CICL (each, a “Takeover Statute”) is applicable to this Agreement or the Transactions.

Section 3.20 Brokers. Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.21 No Additional Representations. Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any other express or implied representation or warranty with respect to the Company or any Group Company or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent or Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing. Neither the Company nor any other person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

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Section 4.01 Corporate Organization. Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their material obligations under this Agreement.

Section 4.02 Memorandum and Articles of Association, etc. Parent has heretofore furnished to the Company a complete and correct copy of the memorandum and articles of association, or other equivalent organizational documents of Parent and the memorandum and articles of association or other equivalent organizational documents of Merger Sub, each as amended to date. Such memoranda and articles of association or other equivalent organizational documents are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its memorandum and articles of association or other equivalent organizational documents.

Section 4.03 Capitalization.

(a)          The authorized share capital of Parent consists of 5,000,000 ordinary shares, par value US$0.01 per share. As of the date hereof, one (1) ordinary share of Parent was issued and outstanding. All the outstanding ordinary shares of Parent are duly authorized, validly issued, fully paid and non-assessable. Parent was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation or capitalization, or pursuant to this Agreement, or related to the Transactions.

(b)          The authorized share capital of Merger Sub consists of 380,000,000 ordinary shares, par value HK$0.001 per share. As of the date hereof, one (1) ordinary share of Merger Sub were issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation or capitalization, or pursuant to this Agreement, or related to the Transactions. The Merger Sub does not have any Subsidiaries.

Section 4.04 Authority Relative to This Agreement.

(a)          Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.05(b)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

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(b)          Each of the board of directors of Parent and Merger Sub and Parent as the sole shareholder of Merger Sub have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the Transactions by Parent and Merger Sub, as the case may be, and taken all such actions as may be required to be taken by the board of directors of Parent and Merger Sub, and Parent as the sole shareholder of Merger Sub to effect the Transactions.

Section 4.05 No Conflict; Required Filings and Consents.

(a)          The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained and all filings and obligations described in Section 4.05(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement (a “Parent Material Adverse Effect”).

(b)          The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for the filings and/or notices pursuant to Section 13 of the Exchange Act and the rules and regulations thereunder (including the joining of Parent and Merger Sub (and certain of their Affiliates) in the filing of the Schedule 13E-3, the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC and the filing of an amendment to Schedule 13D with the SEC), (ii) for compliance with the rules and regulations of NYSE, (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL, (iv) for any anti-trust filings or clearances in applicable jurisdictions, including the Russian Antitrust Clearance, and (v) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification would not have, individually or in the aggregate, a Parent Material Adverse Effect.

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(c)          Merger Sub has no secured creditors holding a fixed or floating security interest.

Section 4.06 Financing.

(a)          Parent has delivered to the Company true and complete a copy of (i) an executed debt commitment letter from Merger Sub, Bank of China Limited, Macau Branch and Ping An Bank Co., Ltd. (the “Debt Commitment Letter”) pursuant to which the Financing Sources party thereto have agreed to provide the financing in the aggregate amount set forth in such Debt Commitment Letter, subject to the terms and conditions therein, the proceeds of which shall be used to finance the consummation of the Merger and the other Transactions (the “Debt Financing”), and (ii) the Support Agreements. Assuming (i) the Debt Financing is funded in accordance with the Debt Commitment Letter, (ii) the contributions, investments and other transactions contemplated by the Support Agreements are consummated in accordance with the terms of the Support Agreements, and (iii) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.01 and Section 7.02 or the waiver of such conditions, Parent and Merger Sub will have available to them, as of or immediately after the Effective Time, all funds necessary for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid in connection with the consummation of the Merger, the Debt Financing and the other Transactions, and to pay all related Expenses. The Support Agreements provide that the Company is a third-party beneficiary for purposes of enforcing the Support Agreements.

(b)          As of the date of this Agreement, the Debt Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent, Merger Sub and the other parties thereto. As of the date of this Agreement, the Debt Commitment Letter has not been amended or modified, no such amendment or modification is contemplated, the obligations and commitments contained in the Debt Commitment Letter have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or restriction is contemplated. Parent or Merger Sub has fully paid any and all fees, if any, that are payable on or prior to the date hereof under the Debt Commitment Letter and will pay when due all other fees arising under the Debt Commitment Letter as and when they become due and payable thereunder. Parent has also delivered to the Company true, complete and correct copies of all executed fee letters in connection with the Debt Commitment Letter (it being understood that any such fee letter provided to the Company may be Redacted, such fee letters, the “Fee Letters”).

(c)          As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would be reasonably expected to constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent, any other parties thereto, under the Debt Commitment Letter; provided, however, that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in ARTICLE III. As of the date of this Agreement, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be available to Parent or Merger Sub at the Effective Time; provided, however, that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in ARTICLE III, or compliance by the Company with its obligations under this Agreement. The Debt Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing available to Parent on the terms therein. The parties hereto agree that it shall not be a condition to Closing for Parent or Merger Sub to obtain the Debt Financing or the Alternative Debt Financing.

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(d)          There are no side letters or other oral or written Contracts related to the funding of the full amount of the Debt Financing to which Parent or any of its Affiliates is a party other than (i) as expressly set forth in the Debt Commitment Letter and (ii) customary engagement letters and the Fee Letters.

Section 4.07 Ownership of Company Shares. As of the date hereof, other than as a result of this Agreement or the Support Agreements, neither Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company or any options, warrants or other rights to acquire any Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company.

Section 4.08 Solvency. Parent and Merger Sub, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the Transactions to occur at the Closing, will not be, Insolvent. Neither Parent nor Merger Sub is in default in any material respect with respect to any indebtedness.

Section 4.09 Certain Arrangements. Other than this Agreement and the Support Agreements, as of the date hereof, there are no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates (excluding the Group Companies), on the one hand, and any member of any Group Company’s directors, officers, employees or shareholders, on the other hand, that relate in any way to the Transactions; or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration in connection with the Transactions or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal. Parent has delivered to the Company a true, complete and correct copy of the Support Agreements, which are in full force and effect and constitutes a legal, valid and binding obligation of the parties thereto (subject to the Bankruptcy and Equity Exception). No event has occurred, which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or any Rollover Shareholder under the Support Agreements. There are no side letters or other oral or written Contracts to which Parent or any of its Affiliates is a party related to the subject matter of the Support Agreements other than as expressly set forth in the Support Agreements.

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Section 4.10 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.11 Guaranty. The Guaranty is in full force and effect and is a legal, valid and binding obligation of each Rollover Shareholder and each Beneficial Owner, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of any Rollover Shareholder or Beneficial Owner under the Guaranty.

Section 4.12 Proxy Statement. None of the information provided by Parent or Merger Sub with respect to itself or its Affiliates or Representatives for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time it is first mailed to the shareholders of the Company and (ii) at the time of the Shareholders’ Meeting, contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 4.13 Absence of Litigation. There is no Action pending or, to the knowledge of Parent and Merger Sub, threatened in writing against Parent, Merger Sub or any of their respective Affiliates before any Governmental Authority that would have, individually or in the aggregate, a Parent Material Adverse Effect. There is no judicial judgment, ruling, order or decision outstanding against Parent, Merger Sub or any of their respective Affiliates that would reasonably be expected to have a Parent Material Adverse Effect. Parent, Merger Sub and their respective Affiliates (other than any Group Company) are not subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or to the knowledge of Parent, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.14 Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that it, its Affiliates and their respective Representatives have been provided reasonable access to the personnel, properties, facilities and records of the Group Companies for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except for the representations and warranties of the Company set forth in Article III and in any certificate delivered pursuant to this Agreement).

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Section 4.15 No Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Group Companies and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Group Companies or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such person liable with respect thereto, other than fraud in connection therewith.

Section 4.16 No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent nor Merger Sub nor any other person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of their Affiliates or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and the Company hereby acknowledges the foregoing.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01 Conduct of Business by the Company Pending the Merger.

Except (i) as contemplated or permitted by this Agreement, (ii) as required by applicable Law, or (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, (A) the Company shall use commercially reasonable efforts to conduct the business of the Group Companies in the ordinary course in all material respects and use its commercially reasonable efforts, consistent with past practice, to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees and (B) the Company shall not, nor shall it permit any of the Group Companies to:

(a)          amend its memorandum and articles of association or equivalent organizational documents;

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(b)          (i) split, combine or reclassify any shares in its share capital, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its share capital, except for dividends by any of its direct or indirect wholly-owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any share capital or registered capital of the Company or any other Group Company, other than the acquisition by the Company of its securities in connection with the forfeiture of Company Options or repurchase of unvested Restricted Shares, the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof or the transfer or other disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries;

(c)          issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any share capital or registered capital of the Company or any other Group Company, other than the issuance of any share capital or registered capital of the Company pursuant to the Share Incentive Plans, the transfer or other disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries, or pursuant to existing contracts or commitments;

(d)          acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses with a value in excess of US$50 million in any single transaction or series of related transactions, other than (i) pursuant to existing contracts or commitments or (ii) in the ordinary course of business;

(e)          sell, lease or otherwise transfer any of its assets, securities, properties, interests or businesses with a value in excess of US$50 million in any single transaction or series of related transactions, other than (i) pursuant to existing contracts or commitments or (ii) in the ordinary course of business;

(f)          other than in connection with actions permitted by Section 5.01(d), make any material loans, advances or capital contributions to, or investments in, any other person, other than in the ordinary course of business or in an amount not in excess of US$50 million in any single transaction or series of related transactions or between the Group Companies;

(g)          incur any indebtedness for borrowed money or guarantees thereof with an amount in excess of US$50 million in any single transaction or series of related transactions, other than (i) any indebtedness or guarantee incurred in the ordinary course of business or (ii) incurred between the Company and any of its direct or indirect wholly-owned Subsidiaries or between any of such direct or indirect wholly-owned Subsidiaries;

(h)          change the Company’s methods of accounting in any material respects, except as required by concurrent changes in GAAP or applicable Law;

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(i)          settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, (ii) any shareholder litigation or dispute against the Company or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the Transactions, in each case other than any settlement (A) in the ordinary course of business or pursuant to existing contracts or commitments, or (B) requiring the Company and its Subsidiaries to pay monetary damages not exceeding US$50 million; or

(j)          agree, resolve or commit to do any of the foregoing.

Section 5.02 Conduct of Business by Parent and Merger Sub Prior to the Effective Time. Each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, it shall not: (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (b) take any action or fail to take any action, the taking or failure to take, as applicable, would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions.

Section 5.03 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

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ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Proxy Statement and Schedule 13E-3. As promptly as reasonably practicable following the date of this Agreement, the Company, with the cooperation and assistance of Parent and Merger Sub, shall prepare and cause to be filed a proxy statement relating to the approval of this Agreement and the Plan of Merger by the shareholders of the Company (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Schedule 13E-3. The Company, Parent and Merger Sub shall use their reasonable best efforts to cause the initial Schedule 13E-3 to be filed with the SEC (with the initial Proxy Statement filed as an exhibit) as promptly as reasonably practicable after the date of this Agreement. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Schedule 13E-3 will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Schedule 13E-3. Each of the Company, Parent and Merger Sub shall promptly furnish all information concerning such party to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments to or from the SEC. The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Schedule 13E-3 and shall provide Parent with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company, with the cooperation and assistance of Parent, (i) shall provide Parent and Merger Sub an opportunity to review and comment on such document or response, (ii) shall include in such document or response comments reasonably proposed by Parent and Merger Sub and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of Parent and Merger Sub, which approval shall not be unreasonably withheld or delayed. Notwithstanding anything herein to the contrary, and subject to compliance with the terms of Section 6.04, in connection with any disclosure regarding a Change in the Company Recommendation (defined below), the Company shall not be required to provide Parent or Merger Sub with the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure if and to the extent only that the Company has terminated this Agreement in accordance with Section 8.03. If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement and Schedule 13E-3 so that the Proxy Statement and Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

Section 6.02 Company Shareholders’ Meeting.

(a)          Subject to Section 6.04(d), the Company shall, as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and in accordance with applicable Law and the Company’s memorandum and articles of association, (i) establish a record date for determining shareholders of the Company entitled to vote at the shareholders’ meeting, (ii) mail or cause to be mailed the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K), including Class A Shares represented by ADSs, as of the record date established for the shareholders’ meeting, which meeting the Company shall duly convene and cause to occur as promptly as reasonably practicable following the mailing of the Proxy Statement (the “Shareholders’ Meeting”), for the purpose of voting upon approval of this Agreement and the Plan of Merger and approval of the Merger, and (iii) instruct or otherwise cause the Depositary to (A) fix the record date established by the Company for the Shareholders’ Meeting as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to Class A Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all Class A Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders. Notwithstanding the foregoing, the Company may postpone or adjourn the Shareholders’ Meeting (i) with the consent of Parent, (ii) if at the time the Shareholders’ Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Shareholders’ Meeting, or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined (acting upon the recommendation of the Special Committee) in good faith after consultation with outside counsel is necessary under applicable Laws and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting.

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(b)          Unless there has been a Change in the Company Recommendation pursuant to Section 6.04(d), (i) the Company Board shall recommend to holders of the Shares that they approve and adopt this Agreement and the Plan of Merger and approve the Merger, and shall include such recommendation in the Proxy Statement, and (ii) the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and the Merger and shall take all other action necessary or advisable to secure the Requisite Company Vote in accordance with applicable Law and the Company’s memorandum and articles of association. For the avoidance of doubt, in the event that subsequent to the date hereof, the Company Board makes a Change in the Company Recommendation and/or authorizes the Company to terminate this Agreement pursuant to Section 6.04(d), the Company shall not be required to convene the Shareholders’ Meeting or submit this Agreement to the holders of the Shares for approval.

(c)          At the Shareholders’ Meeting, and any other meeting of the shareholders of the Company called to seek the Requisite Company Vote or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Plan of Merger or the Transactions is sought, Parent and/or Merger Sub shall vote, and shall cause their respective Affiliates to vote, or cause to be voted, all Shares held directly or indirectly by them and their respective Affiliates as of the date hereof, including the Rollover Shares pursuant to the terms of the Support Agreements, in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

Section 6.03 Access to Information.

(a)          From the date hereof until the Effective Time and subject to applicable Law and the terms of any Contract to which any Group Company is a party, upon reasonable advance notice from Parent, the Company shall and shall cause its Subsidiaries to (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other representatives, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request, and (iii) instruct its employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure could (x) result in the loss of attorney-client or other legal privilege of the Company or any of its Subsidiaries, (y) contravene any applicable Law or requirements of any Governmental Authority, or (z) violate any binding agreement entered into prior to the date of this Agreement (provided, however, that at the request of Parent, the Company shall use its reasonable best efforts to obtain a waiver from the party to such binding agreement).

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(b)          All information obtained by Parent pursuant to this Section 6.03 shall be kept confidential in accordance with Section 9.12 (Confidentiality). Parent shall be responsible for any unauthorized disclosure of any such information provided or made available pursuant to this Section 6.03 by its Representatives.

(c)          No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.04 No Solicitation of Transactions.

(a)          Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement until 11:59 p.m. Hong Kong time on the date which is forty-five (45) days after the date of this Agreement (the “Go-Shop Period End Date”), the Company and its Subsidiaries and their respective Representatives shall have the right (acting under the direction of the Special Committee) to directly or indirectly (i) initiate, solicit and encourage Acquisition Proposals, including by way of public disclosure and by way of providing access to non-public information to any person (each, a “Solicited Person”) pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements (as defined below); provided that the Company shall promptly (and, in any event, within twenty-four (24) hours) provide to Parent any material information concerning the Company or its Subsidiaries that it has provided to any Solicited Person which was not previously provided to Parent; and (ii) enter into and maintain discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with, assist or participate in, facilitate, or take any other action in connection with any such inquiries, proposals, discussions or negotiations.

(b)          Except as set forth in Section 6.04(c), after the Go-Shop Period End Date, the Company agrees that neither it nor any of its Subsidiaries nor any of the directors, officers or employees of any Group Company will, and that it will cause its and its Subsidiaries’ agents, advisors and other Representatives (including, without limitation, any investment banker, attorney or accountant retained by any Group Company), not to, in each case, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing non-public information), or take any other action to facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into, maintain or continue discussions or negotiations with, or provide any non-public information to, any person in connection with an Acquisition Proposal, (iii) agree to, approve, endorse or recommend any Acquisition Proposal or enter into any letter of intent or Contract relating to, or reasonably be expected to result in, any Acquisition Proposal (other than any Acceptable Confidentiality Agreement), or (iv) release any third party from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party. After the Go-Shop Period End Date, the Company shall notify Parent as promptly as practicable (and in any event within 24 hours after the Company has knowledge thereof), orally and in writing, of any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, and (y) the identity of the party making such proposal or offer or inquiry or contact. The Company shall keep Parent informed, on a reasonably current basis (and in any event within 24 hours of the occurrence of any material changes, developments, discussions or negotiations), of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). Except as otherwise provided in Section 6.04(a) or Section 6.04(c), the Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore that relate to, or may reasonably be expected to lead to, an Acquisition Proposal.

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(c)          Notwithstanding anything to the contrary in this Section 6.04, at any time after the Go-Shop Period End Date and prior to the receipt of the Requisite Company Vote, the Company and its Representatives may, following the receipt of a written Acquisition Proposal (provided that such Acquisition Proposal shall not have been obtained in violation of Section 6.04(b) and the Company shall have complied with the requirements of Section 6.04(b) with respect to such Acquisition Proposal):

(i)          contact the person or group of persons who has made such Acquisition Proposal to clarify and understand the terms and conditions thereof and to notify such person of the restrictions of this Section 6.04;

(ii)         provide information (including any non-public information or data concerning the Company or any of its Subsidiaries) in response to the request of the person or group of persons who has made such Acquisition Proposal, if prior to providing such information, the Company has received from the person or group of persons so requesting such information an executed confidentiality agreement on terms no less favorable to the Company than those contained in Section 9.12 (an “Acceptable Confidentiality Agreement”), a copy of which shall be promptly (and, in any event, within twenty-four (24) hours) provided to Parent; provided that the Company shall concurrently make available to Parent all information concerning the Company and its Subsidiaries that is provided to any person or group of persons making such Acquisition Proposal that is given such access to the extent not previously provided to Parent and Merger Sub; and/or

(iii)        engage or participate in any discussions or negotiations with the person or group of persons who has made such Acquisition Proposal;

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provided that prior to taking any action described in Section 6.04(c)(ii) or Section 6.04 (c)(iii) above, the Company Board has determined, in its good faith judgment upon the recommendation of the Special Committee (after consultation with a financial advisor of internationally recognized reputation and independent legal counsel), that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal. For the avoidance of doubt, after the Go-Shop Period End Date, the Company may continue to take any of the actions described in this Section 6.04(c) with respect to any Acquisition Proposal submitted by a Solicited Person on or before the Go-Shop Period End Date if the Company Board has determined, in its good faith judgment upon the recommendation of the Special Committee (after consultation with a financial advisor of internationally recognized reputation and independent legal counsel), that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal (each such Solicited Person, an “Excluded Party”).

(d)          Except as set forth in this Section 6.04(d), neither the Company Board nor any committee thereof shall change, withhold, withdraw, qualify or modify, or resolve to change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation (a “Change in the Company Recommendation”) or approve or recommend, or cause or permit the Company to enter into any letter of intent, agreement or obligation with respect to, any Acquisition Proposal. Notwithstanding the foregoing, if the Company Board shall have received a written Acquisition Proposal that the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee, prior to obtaining the Requisite Company Vote and upon advice by independent legal counsel, constitutes a Superior Proposal, the Company Board (upon the recommendation of the Special Committee) or the Special Committee may effect a Change in the Company Recommendation, recommend a Superior Proposal, authorize the Company to terminate this Agreement and/or enter into a definitive agreement with respect to such Superior Proposal, but only (i) if the Company shall have complied with the requirements of Sections 6.04(b) and 6.04(c) with respect to such Acquisition Proposal; (ii) after (A) providing at least five (5) Business Days’ written notice (the “Notice Period”) to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and the manner in which it intends (or may intend) to do so, (B) negotiating with and causing its financial and legal advisors to negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such third party proposal or offer would cease to constitute a Superior Proposal, and (C) permitting Parent and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided, that any material modifications to such Acquisition Proposal that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04 (provided that any additional Notice Period shall be reduced to three (3) Business Days); and (iii) following the end of such Notice Period(s), the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after consultation with a financial advisor of internationally recognized reputation and independent legal counsel), after considering the terms of any proposed modification or amendment to this Agreement by Parent, that the Acquisition Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal.

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(e)          Nothing contained in this Section 6.04 shall be deemed to prohibit the Company or the Company Board (or the Special Committee) from complying with its disclosure obligations under U.S. federal or state or non-U.S. Law with regard to an Acquisition Proposal; provided that if such disclosure includes a Change in the Company Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change in the Company Recommendation (it being understood that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not constitute a Change in the Company Recommendation).

Section 6.05 Directors’ and Officers’ Indemnification and Insurance.

(a)          The memorandum and articles of association of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law. During such six (6) year period, to the fullest extent permitted by applicable Law, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) honor and fulfill the obligations of the Company under (i) any indemnification, advancement of expenses and exculpation provision set forth in the memorandum and articles of association of the Company as in effect on the date of this Agreement and (ii) all indemnification agreements between the Company and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company prior to the Effective Time. During such six (6) year period, such indemnification agreements shall not be amended, repealed or otherwise in any manner that would adversely affect the rights of such indemnified parties thereunder.

(b)          The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect for six (6) years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”); provided, however, that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable to the Indemnified Parties, and provided, further, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (which premiums the Company represents and warrants to be US$449,400 in the aggregate). In addition, the Company may and, at Parent’s request, the Company shall, purchase a six (6) year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder

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(c)          Subject to the terms and conditions of this Section 6.05, from and after the Effective Time until the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall comply with all of its obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the CICL or any other applicable Law, including the approval of this Agreement, the Transactions or arising out of or pertaining to the Transactions, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any Subsidiary arising out of, relating to or in connection with any acts or omissions occurring or alleged to occur prior to or at the Effective Time in such Indemnified Party’s capacity as a director or an officer of the Company or any of its Subsidiaries; provided that, in the case of each of (i) and (ii), such person shall notify the Surviving Corporation promptly upon being served with any summons, citation, subpoena, complaint, indictment, information, or other document relating to any Action which may result in the payment or advancement of any amounts under this Section 6.05(c).

(d)          In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company, the Surviving Corporation or Parent, as the case may be, shall assume the obligations set forth in this Section 6.05.

(e)          The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICL or other applicable Law, or otherwise. The provisions of this Section 6.05 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent and the Surviving Corporation and their respective Subsidiaries, and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05. The obligations of Parent and the Surviving Corporation under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

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(f)          Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06 Notification of Certain Matters. Each of the Company and Parent shall promptly notify the other in writing of:

(a)          any written notice or other written communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)          any written notice or other written communication from any Governmental Authority in connection with the Transactions;

(c)          any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Affiliates or Parent and any of its Subsidiaries or Affiliates, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such person pursuant to any of such person’s representations and warranties contained herein, or that relate to such person’s ability to consummate the Transactions; and

(d)          if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such person set forth in this Agreement shall have occurred that would cause the conditions set forth in Sections 7.01, 7.02 and 7.03 not to be satisfied; provided that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that failure to give notice pursuant to this Section 6.06 shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying fact or circumstance not so notified would, standing alone, constitute such a failure.

Section 6.07 Sufficient Funds; Financing.

(a)          Each of Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary to arrange the Debt Financing in a timely manner including to (i) maintain in full force and effect the Debt Commitment Letter, (ii) satisfy, or cause its Representatives to satisfy, on a timely basis all conditions in the Debt Commitment Letter that are within their respective control, other than any condition where the failure to be so satisfied is a direct result of the Company's failure to comply with its obligations under this Agreement, (iii) fully enforce its rights under the Debt Commitment Letter, (iv) negotiate and execute a definitive debt financing agreement substantially on the terms set out in the Debt Commitment Letter (the “Debt Financing Agreement”) and (v) assuming all conditions precedent in the Debt Commitment Letter have been satisfied, subject to the requirements of Section 1.02, draw upon and consummate the Debt Financing at or prior to the Closing. The Company acknowledges and agrees that Parent and Merger Sub shall have the right to apply any amount of the Available Cash towards payment of the Exchange Fund and shall cooperate with Parent and Merger Sub to deposit such Available Cash with the Paying Agent in the Exchange Fund immediately prior to the Effective Time; provided that in no event shall such use of the Available Cash render any Group Company or the Group Companies on a consolidated basis to be Insolvent immediately after the Closing.

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(b)          If Parent or Merger Sub becomes aware that any portion of the Debt Financing has become unavailable on the terms and conditions contemplated in the Debt Commitment Letter has become, or is reasonably likely to be, unavailable, (A) Parent shall promptly so notify the Company (in the case of the Debt Financing becoming unavailable), and (B) each of Parent and Merger Sub shall use its reasonable best efforts to arrange to obtain alternative debt financing from the same or alternate sources, as promptly as practicable following the occurrence of such event, on terms and conditions not materially less favorable, in the aggregate, from the standpoint of the Company, to Parent and Merger Sub than those contained in the Debt Commitment Letter, in an amount sufficient (assuming the Rollover Shares are cancelled without payment of consideration as contemplated by and in accordance with the Support Agreements), when added to the Deposited Available Cash, to consummate the Merger and the other Transactions (the “Alternative Debt Financing”), and to enter into new definitive agreements with respect to such Alternative Debt Financing (the “Alternative Debt Financing Documents” and together with the Debt Commitment Letter and the Debt Financing Agreement, each a “Financing Document”) and Parent shall deliver to the Company as promptly as practicable (and no later than two (2) Business Days) after such execution, a true and complete copy of each such Alternative Debt Financing Document (except for customary engagement letters). Any reference in this Agreement to (A) the “Debt Financing” (as defined in Section 4.06(a)) shall be deemed to include the Alternative Debt Financing and any modification to the Debt Commitment Letter pursuant to this Section 6.07, (B) the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter to the extent so amended, restated, supplemented, replaced, substituted or modified (including any Financing Documents to the extent then in effect) and (C) any reference in this Agreement to “Fee Letter” shall be deemed to include any Fee Letter relating to the Debt Commitment Letter to the extent so amended, restated, supplemented, replaced, substituted or modified (including in connection with any Financing Documents to the extent then in effect).

(c)          Neither Parent nor Merger Sub shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under any Financing Document without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Debt Financing or (ii) impose new or additional conditions to the Debt Financing or otherwise expand, amend or modify the Debt Financing in a manner that would reasonably be expected to (A) prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other Transactions or (B) adversely impact in any material respect the ability of Parent or Merger Sub to enforce its rights against the other parties to any Financing Document. Without limiting the generality of the foregoing, neither Parent nor Merger Sub shall release or consent to the termination of the obligations of the Financing Sources under any Financing Document except as expressly contemplated hereby.

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(d)          Parent shall (i) prior to the Closing, give the Company prompt notice (A) upon becoming aware of any breach of any provision of, or termination by any party to, any Financing Document, or (B) upon the receipt of any written notice or other written communication from any person with respect to any threatened breach or threatened termination by any party to any Financing Document, and (ii) prior to the Closing, otherwise keep the Company informed on a reasonably current basis of the status of Parent and Merger Sub’s efforts to arrange the Debt Financing or Alternative Debt Financing.

(e)          Each of Parent and Merger Sub acknowledges and agrees that the obtaining of the Debt Financing or Alternative Debt Financing shall not be a condition to the Closing, and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the Debt Financing or Alternative Debt Financing, subject to the applicable conditions set forth in Article VII, the breach of which obligation will give rise to the remedies set forth in Article VIII.

(f)          Nothing in this Section 6.07 or any other provision of this Agreement shall require, and in no event shall the "reasonable best efforts" of Parent or Merger Sub be deemed or construed to require, Parent or Merger Sub to (i) waive any term or condition of this Agreement or (ii) pay any fees in excess of those contemplated by the Debt Financing (whether to secure waiver of any conditions contained therein or otherwise).

Section 6.08 Financing Assistance.

(a)          Prior to the Closing, the Company shall, and shall use reasonable best efforts to cause each of its Subsidiaries to, provide such cooperation as may be reasonably requested by Parent in connection with the arrangement of the Debt Financing, or if applicable, the Alternative Debt Financing (provided that such requested cooperation does not unreasonably interfere with the operations of the Company and its Subsidiaries), including using reasonable best efforts to (i) as promptly as reasonably practicable furnish to Parent and Merger Sub and the Financing Sources all Required Information, (ii) participate in a reasonable number of meetings, presentations, due diligence sessions with the Financing Sources and cooperate reasonably with the Financing Sources' due diligence, to the extent customary and reasonable for the Debt Financing, (iii) to the extent customary and in accordance with applicable Law, facilitate the providing of guarantees and granting of a security interest (and perfection thereof) in and pledge of collateral and assist in the preparation of, and executing and delivery at the Closing, any definitive documents for the Debt Financing, including any credit agreements, indentures, notes, security documents, guarantees, mortgages, certificates, and other definitive agreements, documents or instruments related to the Debt Financing, if applicable and as may be reasonably requested by Parent, provided that no such definitive documents in this clause (iii) shall be effective until the Effective Time, (iv) using reasonable best efforts to obtain a certificate of the chief financial officer or person performing similar functions of the Company with respect to solvency matters to the extent reasonably required by the Financing Sources or the Debt Commitment Letter, (v) arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at or prior to Closing relating to all Indebtedness to be paid off, discharged and terminated on the Closing Date, and (vi) furnish all documentation and other information required by Governmental Authorities under applicable "know your customer", anti-money laundering, anti-terrorism, foreign corrupt practices and similar laws, rules and regulations of all applicable jurisdictions related to the Debt Financing, including the United States, Cayman Islands and PRC, provided that the information provided hereunder shall be subject to the terms of the Confidentiality Agreement. Neither the Company nor any of its Subsidiaries shall be required, under the provisions of this Section 6.08 or otherwise in connection with any Debt Financing, (x) to pay any commitment or other similar fee prior to the Effective Time, (y) to incur any expense unless such expense is reimbursed by Parent promptly after incurrence thereof, or (z) to take, or commit to taking, any action that is not contingent upon the Closing or would subject it to actual or potential liability prior to the Effective Time. Parent shall promptly, upon the termination of this Agreement, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.08 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with the arrangement of the Debt Financing, or if applicable, the Alternative Debt Financing, and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries), except in the event such liabilities or losses arose out of or result from the willful misconduct of the Company, its Subsidiaries or any of their respective Representatives.

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(b)          Parent and Merger Sub acknowledge and agree that the Company and its Subsidiaries and their respective Representatives shall not, prior to the Effective Time, incur any liability to any person under any Debt Financing or Alternative Debt Financing that Parent and Merger Sub may raise in connection with the Transactions.

Section 6.09 Further Action; Reasonable Best Efforts.

(a)          Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) promptly make its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including, without limitation, (A) notifying the other parties promptly of any communication (whether verbal or written) it or any of its affiliates receives from any Governmental Authority in connection with such filings or submissions, (B) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority, and (C) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, (A) employing such resources as are necessary to obtain the Requisite Regulatory Approvals and (B) taking any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition Law that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the Transactions, including, without limitation, committing to and effecting, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divestiture or disposition of such of its assets, properties or businesses; provided, that the Company shall not agree to take any such steps (including any hold separate, restructuring, reorganization, sale, divestiture or disposition) without the prior written consent of Parent; provided further that nothing herein shall require the Company or its Subsidiaries to take any action that is not contingent upon the Closing. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

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(b)          Each party hereto shall, upon the reasonable request by any other party, furnish such other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective subsidiaries to any third party and/or any Governmental Authority in connection with the Transactions.

Section 6.10 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.11 Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company and the Company shall give prompt notice to Parent of any Actions commenced or, to the Company’s knowledge on the one hand and Parent’s knowledge on the other hand, threatened in writing against such party and/or its directors, which relate to this Agreement or the Transactions. The Company shall give Parent reasonable opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions.

Section 6.12 Resignations. To the extent requested by Parent in writing at least five (5) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent, which shall include a waiver of any claims against any Group Company.

Section 6.13 Public Announcements. The initial press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, unless otherwise required by applicable Law or the requirements of the NYSE, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.

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Section 6.14 Fees and Expenses. Subject to Section 6.08 and Section 8.06, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses.

Section 6.15 Stock Exchange Delisting. Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE or the SEC to enable the delisting from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.16 Takeover Statutes. The parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to the Merger or to any of the other Transactions, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to lawfully eliminate or minimize the effects of such statute, regulation or provision in the Company’s memorandum and articles of association on the Transactions.

Section 6.17 Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of the Shares and other equity securities of the Company pursuant to the Transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.18 Management. In no event shall Parent or Merger Sub or any of their respective Affiliates, enter into or seek to enter into any arrangements that are effective prior to the Closing with any member of the Company’s or its Subsidiaries’ management or any other Company or Subsidiary employee that contain any terms that prohibit or restrict such member of management or such employee from discussing, negotiating or entering into any arrangements with any third party in connection with an Acquisition Proposal.

Section 6.19 Actions Taken at Direction of any Rollover Shareholder. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article III and Article VI hereof, if the alleged breach is the proximate result of action or inaction by the Company at the direction of any Beneficial Owner, regardless of whether there is any approval by or direction from the Company Board (acting with the concurrence of the Special Committee) or the Special Committee.

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ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) at or prior to the Closing Date of the following conditions:

(a)          Shareholder Approval. This Agreement, the Plan of Merger and the Transactions shall have been approved and adopted by way of special resolution by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with the CICL and the Company’s memorandum and articles of association.

(b)          No Injunction. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or award (an “Order”) which is then in effect (whether temporary, preliminary or permanent) and has the effect of enjoining, restraining, prohibiting or otherwise making the Merger illegal.

Section 7.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) at or prior to the Closing Date of the following additional conditions:

(a)          Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 3.03, the representations and warranties of the Company contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality or Company Material Adverse Effect) shall be true and correct as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; and (ii) the representations and warranties set forth in Section 3.03 shall be true and correct in all respects (except for de minimus inaccuracies) as of the date hereof and as of the Closing, as though made on and as of such date and time, in each case, interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word “material”) or “Company Material Adverse Effect” set forth therein.

(b)          Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)          Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement.

(d)          Dissenting Shareholders. The holders of no more than 15% of the Class A Shares shall have validly served a notice of objection under Section 238(2) of the CICL.

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(e)          Officer Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) through 7.02(c).

Section 7.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) at or prior to the Closing Date of the following additional conditions:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality) shall be true and correct as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent the consummation of any of the Transactions.

(b)          Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)          Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

Section 7.04 Frustration of Closing Conditions. Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01 Termination by Mutual Consent. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors (in the case of the Company Board, upon the approval of the Special Committee).

Section 8.02 Termination by Either the Company or Parent. This Agreement may be terminated by either the Company (upon the approval of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a)          the Merger shall not have been consummated on or before the date falling twelve (12) months from the date of this Agreement (the “Termination Date”), provided that the right to terminate this Agreement pursuant to this Section 8.02(a) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been a cause of, or resulted in, the failure to consummate the Merger by such date;

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(b)          any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order which shall have become final and nonappealable, provided that the right to terminate this Agreement pursuant to this Section 8.02(b) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been a cause of, or resulted in, such Order; or

(c)          the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 8.02(c) shall not be available to any party who has breached in any material respect any of its obligations under Sections 6.01 or 6.04.

Section 8.03 Termination by the Company. This Agreement may be terminated by the Company (upon the approval of the Special Committee), if:

(a)          the Company Board authorizes (upon the recommendation of the Special Committee) the Company, subject to complying with the terms of this Agreement, to enter into a written agreement concerning a Superior Proposal; provided that concurrently with or immediately after such termination, the Company pays the Termination Fee payable pursuant to Section 8.06(a); and provided further that the Company shall have complied with the procedure set forth in Section 6.04(d);

(b)          the Company Board, acting upon the recommendation of the Special Committee, has effected a Change in the Company Recommendation; provided that concurrently with or immediately after such termination, the Company pays the Termination Fee payable pursuant to Section 8.06(a); and provided further that the Company shall have complied with the procedure set forth in Section 6.04(d);

(c)          a breach or failure in any material respect of any representation, warranty, covenant or agreement of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach would give rise to the failure of a condition set forth in Section 7.03 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date, or if capable of being cured, shall not have been cured (x) within thirty (30) Business Days following receipt of written notice by Parent and Merger Sub of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.03(c) or (y) any shorter period of time that remains between the date the Company provides written notice of such breach and the Termination Date; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(c) if the Company is then in material breach of any representations, warranties, covenants or agreements hereunder that would result in the conditions to Closing set forth in Section 7.02(a) or Section 7.02(b) not being satisfied;

(d)          (x) all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction or waiver by the party having the benefit thereof) or waived by Parent and Merger Sub, (y) the Company has irrevocably confirmed by notice to Parent that all of the conditions set forth in Section 7.03 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction or waiver by the party having the benefit thereof) or that the Company is willing to waive any unsatisfied conditions in Section 7.03 and that the Company is ready, willing and able to consummate the Closing, and (z) Parent and Merger Sub fail to complete the Closing within ten (10) Business Days following the date the Closing should have occurred pursuant to Section 1.02.

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Section 8.04 Termination by Parent. This Agreement may be terminated by Parent, if:

(a)          a breach or failure in any material respect of any representation, warranty, covenant or agreement of the Company set forth in this Agreement shall have occurred, which breach would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b) and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date, or if capable of being cured, shall not have been cured (x) within thirty (30) Business Days following receipt of written notice by the Company of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.04(a) or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the Termination Date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in material breach of any representations, warranties, covenants or agreements hereunder that would result in the conditions to Closing set forth in Section 7.03(a) or Section 7.03(b) not being satisfied; or

(b)          a Company Triggering Event shall have occurred.

Section 8.05 Effect of Termination. In the event of the valid termination of this Agreement pursuant to Article VIII, written notice thereof shall be given to the other party or parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto; except (a) with respect to this Section 8.05, Section 6.03(b), Section 6.08, Section 6.14, Section 8.06 and Article IX which shall remain in full force and effect and (b) nothing in this Section 8.05 shall relieve any party from liability for any knowing and intentional breach prior to such termination of, or fraud committed prior to the termination in connection with, this Agreement.

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Section 8.06 Fees Following Termination.

(a)          The Company will pay, or cause to be paid, to one or more designees of Parent an amount equal to US$25 million (the “Company Termination Fee”) if this Agreement is terminated (i) by Parent pursuant to Section 8.04 or (ii) by the Company pursuant to Section 8.03(a) or Section 8.03(b) or (iii) by the Company or Parent pursuant to Section 8.02(a) or Section 8.02(c), if at or prior to the time of such termination, an Acquisition Proposal shall have been made known to the Company, or shall have been publicly announced or publicly made known, and not withdrawn, and, within twelve (12) months after such termination, the Company or any of its Subsidiaries enters into a definitive agreement in connection with any Acquisition Proposal (provided that for purposes of this Section 8.06(a), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”); such payment to be made, in the case of termination pursuant to sub-section (i) or (ii) above, promptly and in any event within two (2) Business Days following such termination, and, in the case of termination pursuant to sub-section (iii) above, promptly and in any event within two (2) Business Days following the entry by the Company into a definitive agreement in connection with an Acquisition Proposal. Notwithstanding the foregoing, in the event this Agreement is terminated (A) by Parent pursuant to Section 8.04(b) or (B) by the Company pursuant to Section 8.03(a) or Section 8.03(b) or (C) by the Company or Parent pursuant to Section 8.02(a) or Section 8.02(c) and at or prior to the time of such termination an Acquisition Proposal shall have been made known to the Company, or shall have been publicly announced or publicly made known, and not withdrawn, no Company Termination Fee shall be payable under sub-section (A), (B) or (C) above in connection with any Acquisition Proposal or any proposal or offer (including, without limitation, any proposal or offer to the Company’s shareholders) that could reasonably be expected to lead to any Acquisition Proposal, that is received by the Company or otherwise made to the Company’s shareholders on or before the Go-Shop Period End Date. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b)          Parent will pay, or cause to be paid, to the Company an amount equal to US$50 million (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.03(c) or 8.03(d), such payment to be made as promptly as possible (but in any event within two (2) Business Days) following such termination. In addition, in the event that Parent decides not to proceed to consummate the Merger due to the failure of the condition set forth in Section 7.02(d), Parent will pay, or cause to be paid, to the Company an amount equal to 50% of the Parent Termination Fee, such payment to be made as promptly as possible (but in any event within two (2) Business Days) following such termination. In the event that (A) any party shall terminate this Agreement pursuant to Section 8.02(a) and (B) the Effective Time shall not have occurred by the Termination Date solely as a result of any applicable regulatory requirement on the side of Parent and Merger Sub (including any required approval or clearance of any Governmental Authority) having not been satisfied by such date, then Parent shall pay to the Company as promptly as possible (but in any event within two (2) Business Days) following the delivery by the Company of any invoice(s) therefor, all Expenses incurred by the Company and its Affiliates, including the Special Committee, in connection with the Transactions. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c)          In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all costs and expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the annual rate of one point five percent (1.5%) plus the prime rate as published in the Wall Street Journal Table of Money Rates on the date such payment was required to be made. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

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(d)          Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(e)          Notwithstanding anything to the contrary in this Agreement, the Debt Commitment Letter or the Guaranty, in the event that Parent or Merger Sub fails to effect the Closing pursuant to this Agreement, then the Company’s right to terminate this Agreement and receive either the Parent Termination Fee pursuant to Section 8.06(b) and the guarantee of such obligations pursuant to the Guaranty (subject to the terms, conditions and limitations therein), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group (as defined below) against (A) Parent, Merger Sub or the Rollover Shareholders, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of Parent, Merger Sub or any Rollover Shareholder, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or any Rollover Shareholder or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses (A) – (D), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Transactions to be consummated; provided, however, that nothing in this Section 8.06(e) or elsewhere in this Agreement shall limit the rights of the Company under Section 9.07. For the avoidance of doubt, neither Parent nor any member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Debt Commitment Letter and the Guaranty) other than the payment of the Parent Termination Fee pursuant to Section 8.06(b), and in no event shall any of Group Company, the direct or indirect shareholders of the Company or any other person, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing, (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Debt Commitment Letter and the Guaranty), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.06(b) or the Rollover Shareholders to the extent provided in the Guaranty. This provision was specifically bargained for and reflected in the Per Share Merger Consideration and Per ADS Merger Consideration, and is intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group.

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(f)          Notwithstanding anything to the contrary in this Agreement, in the event the Company fails to effect the Closing pursuant to this Agreement, then Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.06(a) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Parent and all members of the Parent Group against any Group Company or any member of the Company Group, for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Transactions to be consummated; provided, however, that nothing in this Section 8.06(f) or elsewhere in this Agreement shall limit the rights of Parent or Merger Sub under Section 9.07. For the avoidance of doubt, no Group Company nor any member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Company Termination Fee pursuant to Section 8.06(a), and in no event shall any member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any Group Company or any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.06(a). This provision was specifically bargained for and reflected in the Per Share Merger Consideration and Per ADS Merger Consideration, and is intended to be for the benefit of, and shall be enforceable by, the Company and each member of the Company Group.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement and in any certificate delivered pursuant hereto shall survive the Effective Time, except for those covenants and agreements (i) set forth in Article I, Article II, Section 6.05, Section 6.08, Section 6.12, Article VII and this Article IX and (ii) that by their terms are to be performed in whole or in part after the Effective Time.

Section 9.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing in the English language and shall be deemed to have been duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile or e-mail, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested). All notices, requests, claims, demands and other communications hereunder shall be delivered to the addresses set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

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if to Parent or Merger Sub:

c/o Mindray Building, Keji 12th Road South,
Hi-tech Industrial Park, Nanshan, Shenzhen 518057
The People’s Republic of China
Attention: Xiting Li
Facsimile: +86 (755) 2658 2680
Email: solidunion@163.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention: Peter Huang
Facsimile: +86 (10) 6535 5577
Email: peter.huang@skadden.com

if to the Company:

Mindray Medical International Limited
Mindray Building, Keji 12th Road South,
Hi-tech Industrial Park, Nanshan, Shenzhen 518057
The People’s Republic of China
Attention: Winnie Liang
Facsimile: +86 (755) 2658 2800
Email: liangsha@mindray.com

with a copy to:

Shearman & Sterling
12th Floor Gloucester Tower
15 Queen’s Road Central
Hong Kong
Attention: Paul Strecker
Facsimile: +852-2140-0303
Email: Paul.Strecker@Shearman.com

Section 9.03 Certain Definitions.

(a)          For purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any transaction or series of related transactions (other than the Merger) that constitute, or may reasonably be expected to lead to (a) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue, operating income or EBITDA of the Company are attributable; (b) any sale, lease, license, exchange, transfer or other disposition of, or joint venture involving, assets or businesses that constitute or represent 20% or more of the total revenue, operating income, EBITDA or assets of the Company and its Subsidiaries taken as a whole, other than any such transaction in the ordinary course of business; (c) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company; (d) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of the Company; or (e) any combination of the foregoing.

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“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Available Cash” means cash of the Company and its Subsidiaries on a consolidated basis available immediately prior to the Closing in one or more bank accounts of the Company or its Subsidiaries, net of issued but uncleared checks and drafts, free of any Lien.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, the Cayman Islands, Hong Kong or the PRC are authorized or required by applicable Law to close.

“Class A Share” means Class A ordinary share, par value HK$0.001 per share, of the Company.

“Class B Share” means Class B ordinary share, par value HK$0.001 per share, of the Company.

“Company Employee Agreement” means any management, employment, severance, change in control, transaction bonus, consulting, repatriation or expatriation agreement or other contract between any Group Company and any current or former employee, director, officer or independent contractor of any Group Company.

“Company Employee Plan” means any written plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind that is or has been maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director, officer or independent contractor of any Group Company, or with respect to which any Group Company has or may have any liability or obligation.

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“Company Material Adverse Effect” means any event, circumstance, change or effect (“Effect”) that, individually or in the aggregate with all other Effects, has or would reasonably be expected to have a material adverse effect to the business, financial condition, assets or results of operations of the Group Companies taken as a whole; provided, however, that any Effect arising out of, relating to or resulting from any of the following, either alone or in combination, shall not constitute or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect: (a) changes affecting the economy or financial, credit or securities markets generally in the PRC, the United States or any other jurisdiction in which any Group Company conducts business; (b) changes in GAAP or applicable Laws or any interpretation thereof after the date hereof; (c) factors generally affecting the industries in which the Group Companies operate; (d) the consummation of the Transactions, the public announcement of this Agreement or the identity of Parent and its Affiliates (including the initiation of litigation or other legal proceedings or any losses of customers or employees relating to this Agreement or the Transactions), (e) any outbreak or escalation of hostilities, declared or undeclared acts of war, sabotage or terrorism, act of God or natural disasters, or similar events; (f) changes in the market price or trading volume of Shares (it being understood that the underlying cause of such change may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); (g) actions or omissions of the Company or any of its Subsidiaries (i) that are required by this Agreement, (ii) taken with the consent of Parent or Merger Sub or (iii) taken at the request of Parent or Merger Sub; (h) any breach of this Agreement by Parent or Merger Sub; (i) changes in general business, economic, political or financial market conditions, (j) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); or (k) any change or prospective change in the Company’s credit ratings; provided, that the Effects set forth in clauses (a), (b), (c), (f), and (i) above may be taken into account in determining whether a “Material Adverse Effect” has occurred or reasonably would be expected to occur if and to the extent such Effects individually or in the aggregate have a materially disproportionate impact on the Group Companies, taken as a whole, relative to the other participants in the same industries and geographic markets in which the Group Companies conduct their businesses.

“Company Equity Award” means each Company Option, each Restricted Share and each RSU under the Share Incentive Plans.

“Company Option” means each option to purchase Shares under the Share Incentive Plans.

“Company Triggering Event” shall be deemed to have occurred if (a) there shall have been a Change in the Company Recommendation; (b) the Company Board shall have recommended to the shareholders of the Company an Acquisition Proposal or shall have resolved to do so; (c) the Company shall have failed to include in the Proxy Statement the Company Recommendation; (d) the Company Board fails to reaffirm its recommendation in favor of the approval of this Agreement and the approval of the Merger within three (3) Business Days after Parent requests in writing that such recommendation be reaffirmed; or (e) a tender offer or exchange offer for 20% or more of the outstanding shares of the Company is commenced, and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders).

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“Confidential Information” means any confidential or proprietary information disclosed prior to or after the date hereof by one party or any of its Affiliates or Representatives to the other party or any of its Affiliates or Representatives, concerning the disclosing party’s business, financial condition, proprietary technology, research and development and other confidential matters, including without limitation, any confidential or proprietary information provided under or in connection with this Agreement, but shall not include any information which (a) is or becomes generally available to the public other than as a result of a disclosure by the receiving party or its Representatives in violation of Section 9.12 or other obligation of confidentiality, (b) was available to the receiving party on a non-confidential basis prior to its disclosure by the disclosing party or the disclosing party’s Representatives, or (c) becomes available to the receiving party on a non-confidential basis from a person (other than the disclosing party or the disclosing party’s Representatives) who is not prohibited from disclosing such information to the receiving party by a legal, contractual or fiduciary obligation to the disclosing party or any of the disclosing party’s Representatives.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other legally binding instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Deposited Available Cash” means the amount of Available Cash deposited in the Exchange Fund immediately prior to the Effective Time.

“Environmental Law” means any applicable PRC local, provincial or national Law relating to (a) the protection of health, safety or the environment or (b) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Excluded Shares” means, collectively, Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by the Rollover Shareholders.

“Expenses” means, with respect to any party hereto, all out of pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to a party hereto and its Affiliates) actually incurred or accrued by such party or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of Schedule 13E-3 and the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Law and all other matters related to the closing of the Merger and the Transactions.

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“Financing Sources” means the parties to the Debt Commitment Letter as in effect from time to time and any joinder agreements, indentures, purchase agreements or credit agreements entered into pursuant thereto or relating thereto, together with their respective current, former and future Affiliates, officers, directors, agents, partners, members, employees and representatives involved in the Debt Financing or the Alternative Debt Financing and their respective successors and assigns.

“Governmental Authority” means (a) any national, federal, state, county, municipal, local or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, (b) any public international organization, or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition.

“Group Company” means any of the Company and its Subsidiaries.

“Hazardous Substance” means any chemical, pollutant, waste or substance that is (a) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (b) any petroleum product or by product, asbestos containing material, polychlorinated biphenyls or radioactive material.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money; (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (g) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (h) all Indebtedness of others referred to in clauses (a) through (g) above guaranteed directly or indirectly in any manner by such person, and (j) all Indebtedness referred to in clauses (a) through (g) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Insolvent” means, with respect to any person (a) the present fair saleable value of such person’s assets is less than the amount required to pay such person’s total Indebtedness, (b) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (c) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (d) such person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

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“Intellectual Property” means (a) patents, patent applications and statutory invention registrations, (b) trademarks, service marks, trade dress, logos, trade names, brands, corporate names, goodwill, domain names and other source identifiers, and registrations and applications for registration thereof, (c) copyrightable works, copyrights, software, designs, and registrations and applications for registration thereof, (d) confidential and proprietary information, including trade secrets, know-how, database rights and discovers, and (e) rights of privacy, publicity and endorsement, and with respect to (a) – (c) above, the geographical scope for such intellectual property shall include but not be limited to the United States, China, Europe or India.

“knowledge” means, with respect to (a) the Company, the actual knowledge of the members of the Special Committee after due inquiry, (b) Parent or Merger Sub, the actual knowledge of any Beneficial Owner after due inquiry, and (c) with respect to any other party hereto, the actual knowledge of any director or officer of such party, in each case, after due inquiry.

“Leased Real Property” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.

“Lease” shall mean all leases, subleases, licenses, concessions and other agreements, including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company.

“Lien” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Owned Real Property” shall mean all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company.

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“Permitted Encumbrances” shall mean: (a) Taxes, assessments and other governmental levies, fees or charges which are not due and payable as of the Closing Date, or which are being contested in good faith by appropriate proceedings; (b) mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens for labor, materials or supplies incurred in the ordinary course of business for amounts which are not due and payable, and as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount that are being contested in good faith by appropriate proceedings; (c) leases, licenses and subleases (other than capital leases and leases underlying sale and leaseback transactions); (d) Liens imposed by applicable Law; (e) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, in each case, in the ordinary course of business; (f) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business; (g) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case, that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (h) Liens that are disclosed in the Company SEC Reports filed or furnished prior to the date hereof; (i) Liens securing Indebtedness or liabilities that (A) are reflected in the Company SEC Reports filed or furnished prior to the date hereof or (B) have otherwise been disclosed to Parent; (j) matters which would be disclosed by an accurate survey or inspection of the real property which do not, individually or in the aggregate, materially impair the occupancy or current use of such real property which they encumber; (k) outbound license agreements entered into in the ordinary course of business; (l) standard survey and title exceptions; and (m) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a Company Material Adverse Effect.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“PRC” means People’s Republic of China.

“Restricted Share” means each restricted share award under the Share Incentive Plans.

“RSU” means each restricted share unit under the Share Incentive Plans.

“Russian Antitrust Clearance” means the consent, approval or authorization granted by the Federal Antimonopoly Service of the Russian Federation with respect to the Transactions in accordance with the Law on the Protection of Competition (Federal Law 135-FZ [2006]).

“Share” means Class A Share or Class B Share.

“Share Incentive Plans” means, collectively, the Company’s 2006 Employee Share Incentive Plan and the Company’s Amended and Restated Limited Share Incentive Plan, and all amendments and modifications thereto.

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“Subsidiary” or “Subsidiaries” of any person means any corporation, partnership, joint venture or other legal entity: (a) of which voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held directly or indirectly by such person or by any one or more of such person’s subsidiaries, (b) of which at least fifty percent (50%) of the equity interests is controlled by such person by any one or more of such person’s subsidiaries, (c) of which such party or any subsidiary of such party is a general partner, or (d) that would otherwise be deemed a “subsidiary” under Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Superior Proposal” means a written, bona fide Acquisition Proposal (provided that each reference to “20%” in the definition of “Acquisition Proposal” should be replaced with “50%”) that the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after (x) consultation with a financial advisor of internationally recognized reputation and independent legal counsel, and (y) taking into consideration, among other things, all of the terms and conditions, including all legal, financial, regulatory and other aspects, of such Acquisition Proposal and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent pursuant to Section 6.04(d) or otherwise prior to the time of determination), including financing, regulatory approvals, shareholder litigation, identity of the person or group making the offer, breakup or termination fee and expense reimbursement provisions, expected timing and risk and likelihood of consummation and other relevant events and circumstances), to be more favorable to the Company shareholders (other than the holders of Excluded Shares) than the Merger; provided, however, that any such Acquisition Proposal shall not be deemed to be a “Superior Proposal” if (A) the consummation of the transaction contemplated by such Acquisition Proposal is conditional upon any due diligence review or investigation of the Company or any of the Subsidiaries by the Third Party, (B) the consummation of the transaction contemplated by such Acquisition Proposal is conditional upon the obtaining and/or funding of such financing, or (C) the transaction contemplated by such Acquisition Proposal is not reasonably capable of being completed on the terms proposed without unreasonable delay.

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing reserve fund benefits or similar benefits, in each case as required by any applicable.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

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“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

(b)          The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	Section 3.10
ADS	Section 2.01(b)
ADSs	Section 2.01(b)
Agreement	Preamble
Annual Report	Section 3.07(c)
Applicable Date	Section 3.07(a)
Bankruptcy and Equity Exception	Section 3.04(a)
Beneficial Owner	Recitals
Change in the Company Recommendation	Section 6.04(d)
CICL	Recitals
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Group	Section 8.06(e)
Company Licensed Intellectual Property	Section 3.13(a)
Company Owned Intellectual Property	Section 3.13(a)
Company Personnel	Section 3.11(a)
Company Recommendation	Section 3.04(b)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)
Damages	Section 6.05(c)
Debt Commitment Letter	Section 4.06(a)
Debt Financing Agreement	Section 6.07(a)
Deposit Agreement	Section 2.06
Depositary	Section 2.06
Effective Time	Section 1.03
Environmental Permits	Section 3.17
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.04(c)
GAAP	Section 3.07(b)
Guaranty	Recitals
Indemnified Parties	Section 6.05(b)
Law	Section 3.05(a)
Material Company Permits	Section 3.06(a)
Merger	Recitals
Merger Sub	Preamble
Notice of Superior Proposal	Section 6.04(d)
Notice Period	Section 6.04(d)
NYSE	Section 3.05(b)
Order	Section 7.01(b)
Parent	Preamble
Parent Group	Section 8.06(e)
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Plan of Merger	Section 1.03
Proxy Statement	Section 6.01
Record ADS Holders	Section 6.02(a)
Representatives	Section 6.03(a)
Requisite Company Vote	Section 3.04(a)
SEC	Section 3.05(b)
Shareholders’ Meeting	Section 6.02(a)
Special Committee	Recitals
Support Agreement	Recitals
Surviving Corporation	Section 1.01
Termination Date	Section 8.02(a)
Transactions	Recitals

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Section 9.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05 Entire Agreement; Assignment. This Agreement (including the exhibits and schedules hereto) constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to a wholly-owned Subsidiary of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment not permitted under this Section 9.05 shall be null and void ab initio.

Section 9.06 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Sections 6.05 and 8.06(e) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that in no event shall any holders of Shares (including Class A Shares represented by ADSs) or holders of Company Equity Awards, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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Section 9.07 Specific Performance.

(a)          The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any provision of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties hereto. It is accordingly agreed that the parties hereto shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement by the parties, in addition to any other remedy at law or equity. Each of the Company, Parent and Merger Sub hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 9.07. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to post a bond or undertaking in connection with such order or injunction sought in accordance with the terms of this Section 9.07. If any party brings any Action to enforce specifically the performance of the terms and provisions hereof, the Termination Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such Action.

(b)          Notwithstanding anything in this Agreement to the contrary, the parties hereto agree that the Company shall be entitled to obtain an injunction, specific performance or other equitable remedies to enforce Parent’s and Merger Subsidiary’s obligation to consummate the Merger but only in the event that each of the following conditions has been satisfied: (i) all conditions in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or, if permissible, waived in accordance with this Agreement, (ii) Parent and Merger Subsidiary have failed to complete the Closing by the date the Closing should have occurred pursuant to Section 1.02, (iii) the Debt Financing (or, if applicable, the Alternative Debt Financing) has been funded or will be funded at the Closing in accordance with the terms thereof, and (iv) the Company has irrevocably confirmed by notice to Parent that if specific performance is granted and the Debt Financing (or, if applicable, the Alternative Debt Financing) is funded, then the Closing will occur. For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically Parent’s obligation to consummate the Merger if the Debt Financing (or, if applicable, the Alternative Debt Financing) has not been funded (or will not be funded at the Closing) in the absence of any breach by Parent or Merger Sub of this Agreement or any Financing Document.

(c)          Until such time as the Company pays the Company Termination Fee, the remedies available to each of Parent and Merger Subsidiary pursuant to this Section 9.07 shall be in addition to any other remedy to which they are entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Parent or Merger Subsidiary from, in the alternative, seeking to terminate this Agreement and collect the Company Termination Fee under Section 8.06. For the avoidance of doubt, under no circumstances shall Parent be permitted or entitled to receive both (i) a grant of injunction, specific performance or other equitable relief under this Section 9.07 that results in a Closing and (ii) monetary damages, including all or any portion of the Company Termination Fee.

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(d)          Until such time as Parent pays the Parent Termination Fee, the remedies available to the Company pursuant to this Section 9.07 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Termination Fee under Section 8.06. For the avoidance of doubt, under no circumstances shall the Company be permitted or entitled to receive both (i) a grant of injunction, specific performance or other equitable relief under this Section 9.07 that results in a Closing and (ii) monetary damages, including all or any portion of the Parent Termination Fee.

Section 9.08 Governing Law. This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Corporation, the cancellation of the Shares, the rights provided for in Section 238 of the CICL with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board (and the Special Committee) and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the New York State Supreme Court Commercial Division in and for New York County, New York. Each of the parties hereto agrees that mailing of process or other papers in connection with any such Action in the manner provided in Section 9.02 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby (a) submits to the exclusive jurisdiction of any of the above-named courts for the purpose of any Action arising under the laws of the State of New York out of or relating to this Agreement brought by any party hereto and (b) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 9.08, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Action in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

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Section 9.09 Waiver of Jury Trial. Each party hereto hereby irrevocably and unconditionally waives to the fullest extent permitted by applicable law any right it may have to trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions contemplated by this Agreement.

Section 9.10 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors (or in the case of the Company, the Special Committee) at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.11 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any breach of or inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12 Confidentiality.

(a)          Prior to and during the term of this Agreement, each party has disclosed or may disclose to the other party Confidential Information. Subject to Section 9.12(b), unless otherwise agreed to in writing by the disclosing party, the receiving party shall (i) except as required by Law, keep confidential and not disclose or reveal any Confidential Information to any person other than the receiving party’s Representatives or, in the case of Parent as the receiving party, its Financing Sources and their respective Representatives, in each case, (A) who are actively and directly participating in the consummation of the Transactions or who otherwise need to know the Confidential Information for the Transactions and (B) whom the receiving party will cause to observe the terms of this Section 9.12, and (ii) not use Confidential Information for any purpose other than in connection with the Transactions. Each party acknowledges that such party shall be responsible for any breach of the terms of this Section 9.12 by such party or its Representatives and each party agrees, at its sole expense, to take all reasonable measures (including but not limited to court proceedings) to restrain its Representatives from prohibited or unauthorized disclosure or use of the Confidential Information.

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(b)          In the event that the receiving party or any of its Representatives or, in the case of Parent as the receiving party, its Financing Sources and their respective Representatives, is requested pursuant to, or required by, Law to disclose any Confidential Information, the receiving party will provide the disclosing party with prompt notice of such request or requirement in order to enable the disclosing party to seek an appropriate protective order or other remedy (and if the disclosing party seeks such an order, the receiving party will provide such cooperation as the disclosing party shall reasonably request), to consult with the receiving party with respect to the disclosing party’s taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Section 9.12. In the event that such protective order or other remedy is not obtained, or the disclosing party waives compliance, in whole or in part, with the terms of this Section 9.12, the receiving party or its Representative will disclose only that portion of the Confidential Information that the receiving party is advised by counsel is legally required to be disclosed and will use such disclosing party’s best efforts to ensure that all Confidential Information so disclosed will be accorded confidential treatment.

Section 9.13 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.14 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[The remainder of the page is intentionally left blank.]

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Excelsior Union Limited

By	/s/ Xiting Li
Name: Xiting Li
Title: Director

Solid Union Limited

By	/s/ Xiting Li
Name: Xiting Li
Title: Director

Mindray Medical International Limited

By	/s/ Ronald Ede
Name: Ronald Ede
Title: Director and Chairman of the Special Committee

ANNEX A

PLAN OF MERGER

PLAN OF MERGER

THIS PLAN OF MERGER is made on _____________________2015

BETWEEN

(1)	MINDRAY MEDICAL INTERNATIONAL LIMITED, an exempted company incorporated under the laws of the Cayman Islands having its registered office at Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies (the "Surviving Company"); and

(2)	SOLID UNION LIMITED, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (the "Merging Company" and together with the Surviving Company, the "Constituent Companies").

WHEREAS

(A)	The respective boards of directors of the Company and the Merging Company have approved the merger of the Constituent Companies, pursuant to which the Merging Company will merge with and into the Company and cease to exist, with the Surviving Company continuing as the surviving company in the merger (the "Merger"), upon the terms and subject to the conditions of the Agreement and Plan of Merger dated [DATE] between Excelsior Union Limited, the Surviving Company and the Merging Company (the "Merger Agreement") and this Plan of Merger and pursuant to provisions of Part XVI of the Companies Law (2013 Revision)(as amended) (the "Companies Law").

(B)	The shareholders of each of the Surviving Company and the Merging Company have authorised this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Law.

(C)	Each of the Surviving Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Law.

IT IS AGREED

1.	Definitions and Interpretation

1.1	Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement, a copy of which is annexed at Annexure 1 hereto.

2.	PLAN OF MERGER

2.1	Company Details:

(a)	The constituent companies (as defined in the Companies Law) to this Plan of Merger are the Surviving Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Law) is the Surviving Company, which shall continue to be named Mindray Medical International Limited.

(c)	The registered office of the Surviving Company is at the Office of Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies. The registered office of the Merging Company is Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Following the Effective Date, the registered office of the Surviving Company will continue to be at the offices of [Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies.

(d)	Immediately prior to the Effective Date, the authorised share capital of the Surviving Company is HK$6,000,000 divided into 6,000,000,000 shares comprising of 4,000,000,000 Class A Ordinary Shares of a par value of HK$0.001 each, 1,000,000,000 Class B Ordinary Shares of a par value of HK$0.001 each, and 1,000,000,000 shares of such class or designation as the board of directors of the Surviving Company may determine in accordance with its Memorandum and Articles of Association, of which [●] Class A Ordinary Shares and [●] Class B Ordinary Shares have been issued, fully paid and outstanding.

(e)	Immediately prior to the Effective Date, the authorised share capital of the Merging Company is HK$380,000 divided into 380,000,000 ordinary shares of a par value of HK$0.001 each, of which one ordinary shares has been issued, fully paid and outstanding.

(f)	On the Effective Date, the authorised share capital of the Surviving Company shall be HK$380,000 divided into 380,000,000 shares of a par value of HK$0.001 each.

(g)	Effective Date

The Merger shall be effective [●] (the "Effective Date").

2.2	Terms and Conditions; Share Rights

(a)	On the Effective Date, and in accordance with the terms and conditions of the Merger Agreement:

(i)	Each share of par value HK$0.001 of the Merging Company issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued, fully paid and non-assessable share of par value HK$0.001 of the Surviving Company.

(ii)	Each Class A Ordinary Share and each Class B Ordinary Share of par value HK$0.001 of the Surviving Company issued and outstanding immediately prior to the Effective Date other than Excluded Shares, the Dissenting Shares and the Class A Ordinary Shares represented by ADSs shall be cancelled in exchange for the right to receive US$[28.0] in cash per share without interest (the “Per Share Merger Consideration”);

(iii)	Each ADS, representing one Class A Ordinary Shares, issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) shall be cancelled in exchange for the right to receive an amount in cash equal to US$[28.0] per share without interest;

(iv)	Excluded Shares shall be cancelled for no consideration or payment in accordance with the Merger Agreement; and

(v)	Dissenting Shares shall be cancelled in exchange for payment of the fair value of such shares resulting from the procedure in section 238 of the Companies Law, unless any holder of Dissenting Shares fails to exercise or withdraws or loses its right to dissent from the Merger in which event such shares shall cease to be Dissenting Shares and shall be deemed to have been cancelled as of the Effective Date, in consideration of the right to receive the Per Share Merger Consideration, without any interest thereon.

(b)	On the Effective Date, the rights and restrictions attaching to the shares in the Surviving Company shall be as set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

(c)	On the Effective Date, the Memorandum and Articles of Association of the Surviving Company shall be amended and restated by their deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

(d)	On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

2.3	Directors' Interests in the Merger

(a)	The names and addresses of each director of the surviving company (as defined in the Companies Law) are:

(i)	Xiting Li, c/o Mindray Medical International Limited, Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China. Mr. Xu is a citizen of the People’s Republic of China; and

(ii)	[others to be determined]

(b)	No director of either of the Companies will be paid any amounts or receive any benefits consequent upon the Merger.

2.4	Secured Creditors

(a)	[The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.]

(b)	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger other than [provide details], dated as of [Date], (the "Merging Company Financing"). [Each of [Secured Creditor Name] has consented to the Merger.]

3.	Variation

3.1	At any time prior to the Effective Date, this Plan of Merger may be amended by the Boards of Directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar; and

(b)	effect any other changes to this Plan of Merger as the Merger Agreement or this Plan of Merger may expressly authorise the Boards of Directors of both the Surviving Company and the Merging Company to effect in their discretion.

4.	Termination

4.1	At any time prior to the Effective Date, this Plan of Merger may be terminated by the Boards of Directors of both the Surviving Company and the Merging Company in accordance with the terms of the Merger Agreement.

5.	ApprovAL and Authorisation

5.1	This Plan of Merger has been approved by the Board of Directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Companies Law.

5.2	This Plan of Merger has been authorised by the shareholders of each of the Surviving Company and the Merging Company pursuant to section 233(6) of the Companies Law.

6.	Counterparts

6.1	This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

7.	Governing Law

7.1	This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands.

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of SOLID UNION LIMITED:	)
)
	)	Director
)
	)	Name:
)
	)	Title:

SIGNED for and on behalf of MINDRAY MEDICAL	)
INTERNATIONAL LIMITED:	)
	)	Director
)
	)	Name:
)
	)	Title:

Annexure 1

Merger Agreement

Annexure 2

MEMORANDUM AND ARTICLES OF ASSOCIATION OF SURVIVING COMPANY